UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 28, 2021

CC Neuberger Principal Holdings II

(Exact Name Of Registrant as Specified In Charter)

Cayman Islands	001-39410	98-1545419
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Park Avenue, 58th Floor New York, NY	10166
(Address of Principal Executive Offices)	(Zip Code)

(212) 355-5515

(Registrant’s Telephone Number, Including Area Code):

Not Applicable

Former Name or Former Address, if Changed Since Last Report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	PRPB.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	PRPB	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PRPB WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

As previously announced, on December 9, 2021 (the “Effective Date”), CC Neuberger Principal Holdings II, a Cayman Islands exempted company (“CCNB”), Vector Holding, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCNB (“New CCNB”), Vector Domestication Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of New CCNB (“Domestication Merger Sub”), Vector Merger Sub 1, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCNB (“G Merger Sub 1”), Vector Merger Sub 2, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCNB (“G Merger Sub 2”, and together with CCNB, New CCNB, Domestication Merger Sub and G Merger Sub 1, each a “CCNB Party” and, collectively, the “CCNB Parties”), Griffey Global Holdings, Inc., a Delaware corporation (the “Company”), and solely for limited purposes expressly set forth therein, Griffey Investors, L.P., a Delaware limited liability company, (the “Partnership”), entered into a definitive business combination agreement (the “Business Combination Agreement”).

As previously announced in connection with the signing of the Business Combination Agreement, CCNB and New CCNB entered into subscription agreements (the “PIPE Subscription Agreements”) with CC Neuberger Principal Holdings II Sponsor, LLC, a Delaware limited liability company (the “Sponsor”) and Getty Investments, L.L.C., current equityholders of CCNB and the Company, respectively (collectively, the “Initial PIPE Investors”). Pursuant to the PIPE Subscription Agreements, the Initial PIPE Investors agreed to subscribe for and purchase, and CCNB and New CCNB agreed to issue and sell to such investors, on the closing date, an aggregate of 15,000,000 New CCNB Class A Common Shares (the “Initial Shares”) for a purchase price of $10.00 per share, for aggregate gross proceeds of $150,000,000 (the “Initial PIPE Financing”).

On December 28, 2021, CCNB and New CCNB entered into a subscription agreement (the “Additional Subscription Agreement” and, together with the PIPE Subscription Agreements, the “Subscription Agreements”) with tech-focused holding company Multiply Group (the “Additional Subscriber”, and together with the Initial PIPE Investors, the “PIPE Investors”), pursuant to which the Additional Subscriber agreed to subscribe for and purchase, and CCNB and New CCNB agreed to issue and sell to the Additional Subscriber, on the closing date, an aggregate of 7,500,000 New CCNB Class A Common Shares (together with the Initial Shares, the “PIPE Shares”), for a purchase price of $10.00 per share, for aggregate gross proceeds of $75,000,000 (the “Additional PIPE Financing” and, together with the Initial PIPE Financing, the “PIPE Financing”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that New CCNB will grant the PIPE Investors in the PIPE Financing certain customary registration rights.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of the Additional Subscription Agreement, which is attached as Exhibit 10.1 hereto and the terms of which are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of New CCNB Class A Common Stock to be issued in connection with the PIPE Financing have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 8.01	Other Events.

On December 28, 2021, CCNB issued a press release announcing the Additional PIPE Financing. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Notwithstanding the foregoing, information contained on CCNB’s website and the websites of any of its affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report.

Attached as Exhibit 99.2 and incorporated by reference herein is the investor presentation dated December 28, 2021 that CCNB and the Company have prepared in connection with the announcement of the Additional PIPE Financing.

Additional Information and Where to Find It

In connection with the Business Combination, New CCNB intends to file a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement and a preliminary prospectus of New CCNB, and after the Registration statement is declared effective, CCNB will mail a definitive proxy statement/prospectus relating to the Business Combination to CCNB’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CCNB’s shareholders to be held to approve the Business Combination (and related matters). This Current Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. New CCNB and CCNB may also file other documents with the SEC regarding the Business Combination. CCNB shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about New CCNB, CCNB, the Company and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to CCNB shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by CCNB through the website maintained by the SEC at www.sec.gov, or by directing a request to CC Neuberger Principal Holdings II, 200 Park Avenue, 58th Floor, New York, New York 10166.

Participants in the Solicitation

CCNB, the Company and their respective directors and officers may be deemed participants in the solicitation of proxies of CCNB shareholders in connection with the Business Combination. CCNB shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCNB and a description of their interests in CCNB is contained in CCNB’s final prospectus related to its initial public offering, dated July 30 2020 and in CCNB’s and New CCNB’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CCNB shareholders in connection with the Business Combination and other matters to be voted upon at the Shareholder Meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that CCNB intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning CCNB’s or the Company’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on CCNB’s or the Company’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company‘s or CCNB‘s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against CCNB, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of CCNB, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions contemplated by the Business Combination Agreement and related agreements and the transactions contemplated by the forward purchase agreement or backstop agreement or close the sale of the forward purchase securities or backstop securities, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of the Company or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies) which could result in the need for CCNB to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of CCNB‘s securities and the attractiveness of the Business Combination to investors; (k) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (l) the Company’s estimates of expenses and profitability and (m) other risks and uncertainties indicated from time to time in the final prospectus of CCNB, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by CCNB. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and CCNB assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor CCNB gives any assurance that either the Company or CCNB will achieve its expectations.

Disclaimer

This communication relates to a proposed business combination between the Company and CCNB. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01.	Financial Statements and Exhibits.

(d)       Exhibits. The following exhibits are provided as part of this Form 8-K:

Exhibit No.	Description

10.1	Form of Subscription Agreement (Institutional).

99.1	Press Release, dated December 28, 2021.

99.2	Investor Presentation, dated December 28, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 28, 2021

CC Neuberger Principal Holdings II

By:	/s/ Matthew Skurbe
Name: Matthew Skurbe
Title: Chief Financial Officer

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